Exhibit D (xxvii)

AMENDMENT TO SUBADVISORY AGREEMENT

This Amendment to Subadvisory Agreement is made as of January 2, 2007, by and between AIG SunAmerica Asset Management Corp. (the “Adviser”), a Delaware corporation, and Dreman Value Management, LLC, a Delaware limited liability company (the “Subadviser”).

WITNESSETH:

WHEREAS, the Adviser and the Subadviser are parties to a Subadvisory Agreement dated as of April 16, 2002 (the “Agreement”) under which the Subadviser furnishes investment advisory services to certain series of the SunAmerica Focused Series, Inc., a Maryland corporation (the “Corporation”); and

WHEREAS, the Adviser and Subadviser desire to amend the Agreement to reflect the addition of a new series, the Focused Small-Cap Value Portfolio, to Schedule A and to reflect the term of the Agreement with respect to such services; and

WHEREAS, this Amendment to Subadvisory Agreement has been approved by the Board of Directors of the Corporation and is not required to be approved by the shareholders of the Focused Small-Cap Value Portfolio;

NOW, THEREFORE, it is agreed between the parties as follows:

1.	Schedule A of the Agreement shall replaced with the Schedule attached hereto.

2.	The Agreement shall continue in full force and effect with respect to the Focused Large-Cap Value Portfolio until August 31, 2007, and with respect to the Focused Small-Cap Value Portfolio until August 31, 2008, in accordance with the terms set forth in paragraph 11 of the Agreement.

3.	The Subadvisory Agreement, as expressly amended hereto, shall continue in full force and effect.

AIG SUNAMERICA ASSET MANAGEMENT CORP.		DREMAN VALUE MANAGEMENT, INC.

By:		By:

Name:	Peter A. Harbeck	Name:

Title:	President and CEO	Title:

SCHEDULE A

Portfolio	Fee Rate (as a percentage of average daily net assets)

Focused Large-Cap Value Portfolio

Focused Small-Cap Value Portfolio